SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 06 November 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Update on 2020 Annual General Meeting vote dated 28 October 2020
99.2	Total Voting Rights dated 02 November 2020

Exhibit No: 99.1

28 October 2020

InterContinental Hotels Group PLC (IHG)

Update on 2020 Annual General Meeting vote

At the IHG Annual General Meeting (AGM) on 7 May 2020, resolution 2 (Directors' Remuneration Policy) received the support of 77.14% of shareholder votes, and resolution 8 (increase in the maximum award limit under the Long Term Incentive Plan) received the support of 77.26% of shareholder votes. The Directors' Remuneration Policy (the Policy) is on pages 110 to 117 of the Annual Report and Form 20-F 2019:

IHG Annual Report and Form 20-F 2019

Following the AGM, the Board acknowledged that some shareholders had concerns with the Policy and committed to engaging with shareholders in relation to this. We offered to engage with those of our top 25 shareholders who voted against resolutions 2 and 8, and we have now been able to do so with the majority of those shareholders.

In those discussions we listened to shareholder views and concerns, and in particular to understand their perspectives on:

●
the provision for the increase in maximum LTIP awards (to 350% for CEO and 275% for other Executive Directors); and

●
the structure of the post-cessation shareholding requirement for Executive Directors (100% of minimum shareholding requirement for 6 months, and 50% for 12 months following cessation of employment).

The Board recognises that there exists a range of views across the shareholder base in relation to the pay of Executive Directors, and sought to understand these views through extensive consultation carried out in relation to the Policy in the months leading up to the AGM. The Board notes the 77.14% shareholder support received, and continues to believe that the commercial rationale for the LTIP maximum award increase is critical to the retention and development of talent in order to drive the long-term success of the business. The Board also believes that the structure of the post-cessation requirement is appropriate for IHG.

The views expressed by shareholders in the most recent round of consultations following the AGM will be taken into consideration as the Remuneration Committee continues to keep the Policy under ongoing review, and as it determines payments and awards to be made under the terms of the Policy.

In connection with this, the Remuneration Committee confirms that, as noted in the 2020 Notice of AGM, awards for the 2020/22 LTIP cycle were made at the previous remuneration policy level of 205%, rather than at the increased maximum level under the new approved Policy. This LTIP cycle award is subject to the existing discretion of the Remuneration Committee to adjust the formulaic outcomes at vesting to ensure alignment with business results.

The Board and the Remuneration Committee would like to thank shareholders for their engagement and input in relation to this Policy and we will continue to engage with shareholders in relation to executive pay going forward.

For further information please contact:

Investor Relations:
(Stuart Ford, Rakesh Patel)                  +44 (0)1895 512176             +44 (0)7527 419 431

Media Relations:
(Yasmin Diamond, Mark Debenham): +44 (0)1895 512097             +44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns nearly 6,000 hotels and 890,000 guest rooms in  more than 100 countries, with approximately 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.

Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group.

Exhibit No: 99.2

InterContinental Hotels Group PLC (the "Company")

Total Voting Rights and Capital

In accordance with Disclosure and Transparency Rule 5.6.1, the Company announces that, as at 31 October 2020, its issued share capital consists of 187,717,720 ordinary shares of 20 340/399 pence each, of which 5,061,408 ordinary shares are held in treasury. Therefore, the total number of voting rights in the Company is 182,656,312.

The above figure may be used by shareholders as the denominator for the calculations by which they may determine if they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority's Disclosure and Transparency Rules.

Nicolette Henfrey
General Counsel & Company Secretary

For further information, please contact:
Corporate Legal & Secretariat (Nicolette Henfrey): +44 (0)1895 512 000

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	06 November 2020